Exhibit 99.10.2

TERMS OF REFERENCE

SASOL LIMITED AUDIT COMMITTEE

1.                                               CONSTITUTION

The Audit Committee (the Committee) is constituted as a statutory committee of Sasol Limited (the Company) in respect of its statutory duties in terms of section 94(7) of the Companies Act, no.71 of 2008 (the Act) (as set out in Appendix 1) and a committee of the Sasol Limited board (the Board) in respect of all other duties assigned to it by the Board. These terms of reference are subject to the provisions of the Act, the Company’s Memorandum of Incorporation (MOI) and any other applicable law or regulatory provision.

The Committee shall perform the functions listed below and perform, on behalf of all South African subsidiaries of the Company that are required in terms of the Act to have audit committees (collectively herein referred to as “the South African subsidiaries”), the functions listed in section 94(7) of the Act.

The Committee was established primarily to assist the Board in overseeing the:

1.1                                        quality and integrity of the Company’s integrated reporting, incorporating the financial statements (including consolidated Sasol group (the Group) financial statements), sustainability reporting, and public announcements in respect of the financial results;

1.2                                        the qualification and independence of the external auditors for the Company and all Group companies;

1.3                                        the scope and effectiveness of the external audit function for the Company and all Group companies;

1.4                                        the effectiveness of the Group’s internal controls and internal audit function; and

1.5                                        compliance with legal and regulatory requirements to the extent that it might have an impact on financial statements.

The Committee shall review these terms of reference annually and make recommendations with respect to amendments, if any, to the Nomination, Governance, Social and Ethics Committee for approval by the Board.

2.                                               MEMBERSHIP

2.1                                        The Committee shall consist of not less than three members nominated by the Board and elected annually by shareholders, all of whom shall be independent non-executive directors.

2.2                                        The Board shall, taking into consideration the minimum number of directors required as stipulated in clause 2.1, determine the number of members who shall constitute this Committee.

2.3                                        The Chairperson of the Risk and SHE Committee will be a member of the Committee.

2.4                                        Each member of the Committee shall meet all applicable independence, financial literacy and other requirements of law, the JSE Limited and the New York Stock Exchange. At least one member of the Committee must meet the applicable Securities and Exchange Commission definition of a “financial expert”.

2.5                                        The Board shall appoint a Chairperson of the Committee and determine the period for which he or she shall hold office. The Chairperson of the Board shall not be eligible to serve as a member of the Committee.

2.6                                        The Board must fill any vacancy on the Committee within 40 business days after the vacancy arises, but may not remove any member elected by shareholders from the Committee.

2.7                                        The company secretary shall be the secretary of the Committee.

3.                                               RESPONSIBILITIES AND MANDATE OF THE COMMITTEE

3.1                                        Integrated reporting(1)

The Committee will oversee integrated reporting, having regard to all factors and risks that may impact on the integrity of the integrated report, and will approve the integrated report on behalf of the Board. In this regard, the Committee will also consider and review the findings and recommendations of the Group Executive Committee (GEC) subcommittees and Board committees insofar as they are relevant to the functions of the Audit Committee.

The Committee will have the following responsibilities:

3.1.1                              Financial statements

The Committee will:

(a)              examine, review and approve the annual report to be filed with the US Securities and Exchange Commission under Form 20-F; and

(b)              examine and review the annual financial statements of the Company (including consolidated Group financial statements), the interim reports, the accompanying reports to shareholders, the preliminary announcement of results and any other announcement regarding the Company’s results or other financial information to be made public, prior to submission and approval by the Board, focusing particularly on:

•             compliance with accounting standards, local and international, compliance with stock exchange and legal requirements (in respect to compliance with

(1)         King III defines integrated reporting as “a holistic and integrated representation of the company’s performance in terms of both its finances and its sustainability. This can take the form of a single report or dual reports.”

ToR: Audit Committee

Revised: 3 June 2016.  Effective 1 July 2016

stock exchange and legal requirements, the Committee will consider the recommendations of the Nomination, Governance, Social and Ethics Committee);

•             major judgemental areas;

•             significant adjustments resulting from the audit;

•             the basis on which the company has been determined a going concern;

•             solvency and liquidity;

•             capital adequacy;

•             any changes in accounting policies and practices;

•             the appropriateness of major adjustments processed at year end;

•             compliance with the financial conditions of loan covenants; and

•             tax and litigation matters.

3.1.2                              Other

The Committee will review all documents that contain material financial information or other information which could impact materially on the financial results or performance of the Company, such as:

(a)              circulars and prospectuses;

(b)              press releases on earnings;

(c)               trading statements; and

(d)              the validity of assumptions underlying the annual budget.

3.1.3                              Disclosure controls and procedures

The Committee shall review with management, and any outside professionals as the Committee considers appropriate, the effectiveness of the Company’s disclosure controls and procedures.

3.1.4                              Sustainability reporting

The Committee shall be entitled to place reliance on the review and approval of the sustainable development information, incorporated into the integrated annual report or published on the Sasol website, by the Risk and SHE Committee. The Committee shall consider recommendations by the Risk and SHE Committee that may have an impact on the financial statements.

The Committee will specifically focus on:

(a)              approving the scope of assurance and the engagement of external assurance provider(s), as appropriate, on material sustainability issues; and

(b)              reviewing assurance obtained regarding the integrity, reliability and validation of the sustainable development report.

3.2                                        External audit and auditors

The Committee will, with regard to all Group companies:

(a)                                          consider and make recommendations on the appointment and retention of the external auditor(s), subject to the applicable laws and the rules of any stock exchange on which the Company’s shares are listed;

(b)                                          evaluate the independence and performance of the external auditor(s), and consider whether any non-audit services rendered by such auditors substantively impair their independence;

(c)                                           pre-approve all permissible non-audit services in line with approved thresholds, to be provided by the external auditors, and where such services are to be rendered to the Company or one of its South African subsidiaries, any proposed contract for the provision of such services;

(d)                                          discuss and review, with the external auditor(s) before the audit commences, the auditor(s) engagement letter, the terms, nature and scope of the audit function and the audit fee and where more than one auditor is involved, the maintenance of a professional relationship and co-ordination between them;

(e)                                           approve the external auditor(s) engagement letter, the terms, nature and scope of the audit function and the audit fee;

(f)                                            make suggestions on areas of emphasis that the audit should address;

(g)                                           consider any accounting treatments, significant unusual transactions or accounting judgements, that could be contentious;

(h)                                          consider the effects of significant ventures, investments or operations which are not subject to external audit;

(i)                                              review the overall audit role, minimise duplication, discuss implications of new auditing standards and ensure that the external audit fee will sustain a proper audit and provide value for money;

(j)                                             obtain assurance from the external auditor(s) that adequate accounting records are being maintained;

(k)                                          obtain and review with the lead audit partner and a more senior representative of the independent auditor, annually or more frequently as the Committee considers appropriate, a report by the external auditor describing: the external auditor’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the external auditor, or by any inquiry, review or investigation by governmental, professional or other regulatory authorities, within the preceding five years, in respect of independent audits carried out by the external auditor, and any steps taken to deal with these issues;

(l)                                              pre-approve the hiring of any senior employee or former senior employee of the external auditors who was a member of the audit team during the preceding financial year; In addition, the Committee shall pre-approve the hiring of any employee or former employee of the external auditors for top management positions within the Company, regardless of whether that person was a member of the Company’s audit team or not;

(m)                                      receive and consider, in accordance with a formalised procedure, any Reportable Irregularities identified and reported by the external auditors in terms of the Auditing Profession Act, 2005;

(n)                                          consider the use of technology to improve audit coverage and efficiency;

(o)                                          obtain assurance from management in respect of the functions specifically performed by the Committee for South African subsidiaries in terms of section 94(7) of the Act (see Appendix 1); and

(p)                                          liaise with and monitor the activities of any committee in the Group that performs the functions normally performed by an audit committee.

3.3                                        Internal control and assurance services (2)

An important role of the Committee will be to monitor the effective functioning of the Group’s internal audit, ensuring that the roles and functions of the external audit and internal audit are sufficiently clarified and co-ordinated to provide an objective overview of the operational effectiveness of the Group’s systems of internal control and reporting.

This will include:

(a)                                          annually assessing the independence and effectiveness of the internal audit function including the adequacy of available internal audit resources;

(b)                                          reviewing the internal audit function’s compliance with the internal audit charter as approved by the Committee;

(c)                                           assessing the report of internal audit on the effectiveness of the Group’s systems of internal control, including internal financial control and business risk management and maintaining effective internal control systems;

(2) Assurance services is a collective term for Sasol’s internal audit and forensic services.

(d)                                          considering the appointment, dismissal or re-assignment of the head of the internal audit function;

(e)                                           assessing the performance of the head of the internal audit function;

(f)                                            ensuring that the internal audit function is subject to an independent quality review, at least every four years;

(g)                                           reviewing and approving the internal audit charter, internal audit plans and internal audit’s conclusions with regard to internal control;

(h)                                          ensuring that the internal audit plan is in accordance with the internal audit charter and that it is executed timely;

(i)                                              reviewing the adequacy of corrective action taken in response to significant internal audit findings;

(j)                                             reviewing significant matters reported by the internal audit function;

(k)                                          reviewing the co-operation and co-ordination between the internal and external audit functions and co-ordinating the formal internal audit work plan with external auditors to avoid duplication of work;

(l)                                              reviewing significant differences of opinion between management and the internal audit function;

(m)                                      reporting on the maintenance of proper and adequate accounting records;

(n)                                          reporting on the overall operational and financial reporting environment;

(o)                                          reporting on the systems to safeguard the Company’s assets against unauthorised use or disposal;

(p)                                          requesting investigations into matters within its scope, for example, evaluations of the effectiveness of the Group’s internal controls, significant cases of employee fraud, misconduct or conflict of interest; and

(q)                                          reviewing forensic audit reports that relate to matters that could have a material impact on the financial statements.

3.4                                        Compliance of the Group with legal and regulatory requirements to the extent that it may have an impact on financial statements. The Committee shall receive reports by the Nomination, Governance, Social and Ethics Committee and the Risk and SHE Committee on legal and regulatory compliance and shall:

(a)                                          review with management, and any internal or external counsel as the Committee considers appropriate, any legal matters (including the status of pending litigation) that may have a material impact on the Group and any material reports or inquiries from regulatory or governmental agencies;

(b)                                          review with management:

(i)                  the receipt, retention and treatment of complaints received by the Group regarding accounting matters, internal audit, internal accounting controls, content of the financial statements, auditing matters or potential violations of law relating to matters within the mandate of the Committee; and

(ii)               the confidential, anonymous submission by employees of the Group of concerns regarding questionable accounting or auditing matters and potential violations of law relating to matters within the mandate of the Committee; and

(c)                                           the Committee shall obtain reports from management, the internal auditor and the independent auditor regarding compliance with all applicable legal and regulatory requirements, including the United States Foreign Corrupt Practices Act and the United Kingdom Bribery Act.

3.5                                        Risk management and information technology

3.5.1                              The Committee is an integral part of the risk management process. In this regard the Committee will also consider and review the findings and recommendations of the Risk and SHE Committee insofar as they are relevant to the functions of the Committee.

In addition to the responsibilities set out with respect to the financial statements and internal controls, the Committee is responsible for:

(a)              oversight of fraud risks in so far as such risks relate to or have an impact on financial reporting;

(b)              oversight of the Group information management strategy, governance over information technology, its investments, efficiency and effectiveness, ensuring an appropriate control environment over new and business as usual processes, and ensuring Sasol remains competitive in relation to technology;

(c)               information technology risks in so far as such risks relate to or have an impact on financial reporting and the going concern assessment of the Company;

(d)              oversight of the information technology internal control framework;

(e)               assisting the Board in carrying out its information technology responsibilities in conjunction with the Risk and SHE Committee responsible for the oversight and management of risks relating to information technology; and

(f)                making recommendations to the Board, where appropriate, on independent assurance on the effectiveness of information technology controls.

3.6                                        Coordination of assurance activities

3.6.1                              The Committee, in conjunction with the Risk and SHE Committee, shall ensure that a combined assurance model is applied to provide a coordinated approach to all assurance activities;

3.6.2                              The Committee will receive quarterly reports from the Combined Assurance and Disclosure Committee, a subcommittee of the GEC, providing management oversight, assurance and alignment on Group-wide, high risk activities and responsible for ensuring that the information publicly disclosed complies with requirements of the JSE, NYSE and SEC rules; and

3.6.3                              The Committee will:

(a)                      ensure that the combined assurance received is appropriate to address all the significant risks facing the Company;

(b)                      ensure the independence of the external service providers appointed by the Company to provide assurance on internal audit or the annual integrated report; and

(c)                       monitor the relationship between the external service providers and the Company.

3.7                                        Finance function

The Committee shall review the expertise, resources and experience of the finance function annually and shall include a report on the results of the review in the integrated report. The review shall include a review of the expertise and experience of the financial director as may be required from time to time by any stock exchange on which the securities of the Company are listed.

3.8                                        Annual performance assessment

The Committee shall at least annually assess the effectiveness of the Committee and its members.

3.9                                        Reporting

The Committee shall annually insert in the financial statements of the Company and where required, those of its South African subsidiaries, a report:

(a)                                          describing how the Committee carried out its functions;

(b)                                          stating whether the Committee is satisfied that the external auditor was independent of the Company and subsidiaries; and

(c)                                           commenting in any way the Committee considers appropriate on the financial statements, the accounting practices and the internal financial control of the Company.

In addition, the Committee shall prepare such reports as may be required from time to time in terms of the Act or applicable corporate governance requirements.

4.                                               REPORTING AND ACCOUNTABILITY

4.1                                        The Chairperson of the Committee shall report to the Board on its activities and make recommendations to the Board concerning the adoption of the annual and interim financial statements and any other matters arising from the work of the Committee; and

4.2                                        The Chairperson (or, in his/her absence, another member) of the Committee shall attend the annual general meeting to report to shareholders on how it has fulfilled its statutory duties in terms of the Act or any other applicable corporate governance requirement during the financial year.

5.                                               MEETINGS

5.1                                        Meetings of the Committee will be held as frequently as the Committee considers appropriate, but it will normally meet not less than three times a year. The Board or any member thereof, including members of the Committee, the external auditors, and the head of internal audit may, through the Chairperson, call further meetings. The Committee shall periodically have separate meetings with management, internal audit and the external auditors.

5.2                                        The meetings of the Committee may be held in person, by telephone, or other form of long distance conference facility as circumstances may require (such person shall be deemed as being present at the meeting), provided that the required quorum is met.

5.3                                        Reasonable notice of meetings and the business to be conducted shall be given to the members of the Committee, the Chairperson of the Board, the Joint Presidents and Chief Executive Officers, executives and managers responsible for finance, the head of internal audit and the external auditor to make proposals as necessary.

5.4                                        The quorum of the Committee shall be a majority of independent members present for decisions.  A decision shall be deemed as passed if a majority vote on the matter for decision is passed by the members present at the Committee.

5.5                                        A decision that could be voted on at a meeting of the Committee may instead be adopted by written consent of a quorum of members, given in person, or by electronic means, provided that each member received notice of the matter to be decided. A decision made in such manner has the same effect as if it had been approved at a meeting.

5.6                                        Where decisions are required by way of written resolution, a quorum shall be a majority of independent members, one of whom shall be the Committee Chairperson.

5.7                                        The Chief Financial Officer, senior audit partner in charge of the external audit and head of internal audit shall be in attendance at meetings of the Committee and shall have unrestricted access to the Chairperson or any other member of the Committee as is required in relation to any matter falling within the remit of the Committee.

5.8                                        The Chairperson, at his/her discretion, may invite other executives to attend and to be heard at meetings of the Committee.

5.9                                        No attendee shall have a vote at meetings of the Committee.

5.10                                 The minutes of all meetings of the Committee, or summaries thereof, shall be submitted to the Board at the immediate following Board meeting, the agenda for each such Board meeting shall provide an opportunity for the Chairperson of the Committee to report verbally on any matters of importance as well as on the Committee’s findings and recommendations.

6.                                               PROCEEDINGS

6.1                                        Unless varied by these terms of reference, meetings and proceedings of the Committee will be governed by the Company’s MOI regulating the meetings and proceedings of directors and committees.

6.2                                        The Committee secretary shall take minutes of meetings. These minutes shall be reviewed and approved by the members of the Committee.

7.                                               AUTHORITY OF THE COMMITTEE AND RESOURCES AVAILABLE

The Committee has decision-making authority with regard to its statutory duties and is accountable in this regard to both the Board and the shareholders. On all responsibilities delegated to it by the Board outside of the statutory duties, the Committee makes recommendations for approval by the Board or approves, to the extent that such duty has been delegated to the Committee by the Board.

The Committee, in carrying out its tasks under these terms of reference:

7.1                                        is authorised to investigate any activity within its terms of reference;

7.2                                        may, at the discretion of the Committee, require other employees of the Company to attend meetings or parts of meetings;

7.3                                        may consult with and seek any information it required from any employees, and all employees shall be required to co-operate with any request made by the Committee in the course of its duties;

7.4                                        shall at least once a year meet separately with the external and internal auditors without any executive member of the Board in attendance; and

7.5                                        shall have the power to delegate its authority and duties to subcommittees or individual members of the Committee as it deems appropriate, provided it is not precluded by legal or regulatory requirements from doing so.

8.                                               REMUNERATION

8.1                                        Having regard to the functions performed by the members of the Committee in addition to their functions as directors and in relation to the activities of the Committee and pursuant to the specific power conferred upon the Board by the MOI of the Company, members of the Committee shall be paid such remuneration in respect of their appointment as shall be fixed by the Board.

8.2                                        The Chairperson of the Committee shall, in addition to his or her remuneration as member, receive a further sum as determined by the Board.

8.3                                        Such remuneration in terms hereof shall be in addition to the annual fees payable to directors, all of which are subject to shareholder approval in terms of the Act.

9.                                               GENERAL

9.1                                        The Committee, in carrying out its tasks under these terms of reference, may obtain such outside or other independent professional advice as it considers necessary to carry out its duties.

9.2                                        The Board will ensure that the Committee will have access to professional advice both inside and outside the Company in order for it to perform its duties.

Appendix 1

STATUTORY PRESCRIBED FUNCTIONS OF AN AUDIT COMMITTEE

The statutory prescribed functions of an audit committee are listed in section 94(7) of the Companies Act, no. 71 of 2008 as follows:

“(7)   An audit committee of a company has the following duties:

(a)              To nominate, for appointment as auditor of the company under section 90, a registered auditor who, in the opinion of the audit committee, is independent of the company;

(b)              to determine the fees to be paid to the auditor and the auditor’s terms of engagement;

(c)               to ensure that the appointment of the auditor complies with the provisions of this Act and any other legislation relating to the appointment of auditors;

(d)              to determine, subject to the provisions of this Chapter, the nature and extent of any non-audit services that the auditor may provide to the company, or that the auditor must not provide to the company, or a related company;

(e)               to pre-approve any proposed agreement with the auditor for the provision of non- audit services to the company;

(f)                to prepare a report, to be included in the annual financial statements for that financial year—

(i)                  describing how the audit committee carried out its functions;

(ii)               stating whether the audit committee is satisfied that the auditor was independent of the company; and

(iii)            commenting in any way the committee considers appropriate on the financial statements, the accounting practices and the internal financial control of the company;

(g)               to receive and deal appropriately with any concerns or complaints, whether from within or outside the company, or on its own initiative, relating to—

(i)                  the accounting practices and internal audit of the company;

(ii)               the content or auditing of the company’s financial statements;

(iii)            the internal financial controls of the company; or

(iv)           any related matter;

(h)              to make submissions to the Board on any matter concerning the company’s accounting policies, financial control, records and reporting; and

(i)                  to perform such other oversight functions as may be determined by the Board.